[redacted]

SECURITII 06004040 ION

BB 3/9

OMB APPROVAL
OMB Number 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response . . . 12.00

A/ 3/15

SEC FILE NUMBER
8-65586

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH ATLANTIC SECURITIES, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 U.S. Route, Suite E, PO Box 6819
(No. and Street)

Scarborough (City) ME (state) 04070-6819 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dell'Olio (207)883-6468
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

KG 4/25

OATH OR AFFIRMATION

I, Michael J. Dell'Olio swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Atlantic Securities LLC, as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public expires 10-29-09

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required by SEC Rule 17a-5 for Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3'

Member
North Atlantic Securities, LLC

In planning and performing my audit of the financial statements and supplemental schedules of North Atlantic Securities, LLC (the "Company") for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications and comparisons.

[2] Recordation of differences required by rule 17a-13.

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public

Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

My opinion recognizes that it is not practicable in a company the size of North Atlantic Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Company's members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 18, 2006

North Atlantic Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2005

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Independent Auditors' Report

North Atlantic Securities, LLC
51 U.S. Route One
PO Box 6819
Scarborough, Maine 04070

I have audited the accompanying statements of financial condition of North Atlantic Securities, LLC (a limited liability company) as of December 31, 2005 and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America . Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Atlantic Securities, LLC at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Reconciliation of net Capital Computation are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 18, 2006

Harvey Karll CPA P.C.

North Atlantic Securities, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$41,027
Receivables	900
Prepaid expenses	3,215
Cash and cash equivalents - restricted	25,000
Furniture, equipment, software, at cost, less accumulated depreciation and amortization of $1345	2,991
	$73,133
	=======

Liabilities and Members' Equity

Liabilities:	
Due to Pershing	$18,952
Payables & Accrued Expenses	15,168
	=======
Partners Equity:	
Michael Dell'Olio Capital	$ 0
Aleksei Kiselev Capital	39,013
Total Partners Capital	39,013
	$73,133
	=======

(See Accountant's Report & Accompanying Notes)

North Atlantic Securities LLC
Statement of Income
Twelve Months Ended December 31, 2005

		Year To Date	%
Income			
Commission Income	$	31,074	16.3
Riskless Trading Income		12,526	6.6
Investment Advisory Fees		54,247	28.5
Consulting Income		92,692	48.6
Interest Income		1,611	0.8
Total Income		**192,150**	**100.8**
General & Administrative Exp. (See Schedule A)		208,271	109.3
Net Income (Loss)	($	16,121)	-8.5

See Accountant's Report and Accompanying Notes

North Atlantic Securities LLC
Statement of Income
Twelve Months Ended December 31, 2005

General & Administrative Exp.
(Schedule A)

		Year To Date	%
Salaries	$	38,047	20.0
Bonus		1,250	0.7
Automobile Expense		810	0.4
Audit Fees		5,436	2.9
Broker Dealer Compliance		17,868	9.4
Business Meals		1,505	0.8
Business Gifts		1,391	0.7
Clearing Expense		51,421	27.0
Depreciation		1,047	0.5
Consulting Services		32,295	16.9
Interest		112	0.1
Fidelity Bond Insurance		624	0.3
Insurance-Workers Comp		404	0.2
Office Expenses		2,242	1.2
Postage & Delivery		1,449	0.8
Payroll Services		734	0.4
Rent		10,450	5.5
Regulatory Expense		5,364	2.8
Repairs & Maintenance		3,033	1.6
Supplies		770	0.4
Taxes Payroll		3,611	1.9
Telephone		10,458	5.5
Travel		17,374	9.1
Utilities		576	0.3
Total G & A Expense	**$**	**208,271**	**109.3**

See Accountant's Report & Accompanying Notes

North Atlantic Securities, LLC
Statements of Changes in Members' CapitalEquity
For the Year Ended December 31, 2005

	Members Capital
Balance at beginning of year	$67,164
Net Income(Loss)	(16,121)
Member's Distributions	(12,030)
Balance at End of Year	$39,013

See Accountants Report & Accompanying Notes

North Atlantic Securities LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2005

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 16,120)	
Adjustments		
Add:		
Depreciation	1,046	
Prepaid Expenses	3,003	
Accounts Payable	4,678	
Due to Pershing	18,952	
Accrued Payroll	3,554	
Less:		
Receivable-Alek	(900)	
Prepaid NASD Fees	(3,215)	
Accrued Expenses	(14,465)	
Cash from Operations		**(3,467)**
Cash Flows - Invested		
Investing Cash Flows		**0**
Cash Flows - Financing		
Member Distribution-Alek	(12,030)	
Financing Cash Flows		**(12,030)**
Cash Increase (Decrease)		**(15,497)**
Cash - Beginning of Year		
Cash & Cash Equivalents	56,524	
Cash-Restricted	25,000	
Total Beginning of Year		**81,524**
Cash on Statement Date		**$ 66,027**

See Accountant's Report and Accompanying Notes

North Atlantic Securities, LLC
Notes to Financial Statements
December 31, 2005

Note A - Summary of Significant Accounting Policies

Nature of Business

North Atlantic Securities, LLC (the "Company") was organized as a Maine limited liability company on August 27, 2002.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD) pursuant to the Securities and Exchange Act of 1934. The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, bonds, commodities, variable annuities and other investment products.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the Statement of Cash Flows.

Property and Equipment

Property and equipment are carried at cost. Major additions and improvements are capitalized, while repairs and maintenance are charged to expenses as incurred. Depreciation is computed using the straight-line method over the useful lives of the assets. Depreciation expense for the year ended December 31, 2005 $1047.

Income Taxes

The Company is an LLC and, therefore, is not a taxpaying entity for federal or state income tax purposes. Accordingly, the financial statements do not reflect a provision for income taxes. Income, expenses, gains, losses and credits are reflected in the members' individual tax returns.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Note B - Restricted Cash

The Company is required to maintain a Broker's Deposit Account with a clearing organization. As of December 31, 2005 the Company had $25,000 of cash in this account.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $25,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, under SEC Rule 15c3-1, the Company had a ratio of aggregate indebtedness to net capital of 1.07 to 1 and net capital of $31,908, which was $6,908 in excess of its net capital requirement.

Note D - Related Party Transactions

A related party provides consulting services to the Company on a monthly basis under a verbal agreement. The expense associated with this agreement for the year ended December 31, 2005 was $32,295.

The Company sub-leases their office space from a related party at a current monthly rate of $850. In addition, the Company as lessee shares office equipment, furniture and office supplies and utilities with the related party. The lease expires on June 1, 2006. Rent expense associated with this lease for the year ended December 31, 2005 was $10,450.

As of December 31, 2005 the approximate future minimum lease payments under this operating lease are as follows:

2006	$4250
	=====

Note E - Concentrations

During 2005, approximately 48% of the Company's revenue resulted from consulting income from one customers.

Note F - Fair Value of Financial Statements

The Company's financial statements are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

North Atlantic Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ending December 31, 2005

Total Members' Equity Qualified for Net Capital	$39,014
Less: Non Allowable assets	
Prepaid expenses	3,215
Property and equipment, net	2,991
Receivable-Alek	900
Total Non Allowable Assets	7,106
Net Capital	$31,908
Less: Capital Requirement	25,000
Excess Net Capital	$6,908
Aggregate Indebtedness	$34,119

See Accountants Report & Accompanying Notes

North Atlantic Securities, LLC
Reconciliation of Audited vs Unaudited Net Capital
As of December 31, 2005

Net Capital-As reported in part IIA Focus	$31,908
Net Capital, As Above	$31,908
	=======

See Accountant's Report & Accompanying Notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM REPORT
PART IIA
BROKER OR DEALER: North Atlantic Securities, LLC as of 12/31/05
EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section-upon which such exemption is based:

A. (k)(1)$2500 capital category as per Rule 15c3-1 ________ 4550

B. (k)(2)(A) "Special Account for exclusive benefit of customers" maintained ________ 4560

C. (k)(2)(B) All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm- Pershing LLC 4335 ___x___ 4570

D. (k)(3) Exempted by order of the Commission ________ 4580

See Accountants Report & Accompanying Notes